RICHARDSON & PATEL, LLP
10900 Wilshire Boulevard
Suite 500
Los Angeles, California 90024
Telephone (310) 208-1182
Facsimile (310) 208-1154

January 18, 2008

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	United Heritage Corporation Preliminary 14A

Ladies and Gentlemen:

Today, United Heritage Corporation filed its preliminary proxy statement. While the proxy statement includes 14 proposals, six of them are required by Nasdaq Marketplace Rule 4350(i)(1)(A) and five of them are required by Nasdaq Marketplace Rule 4350(i)(1)(D).

Proposal number eight asks the shareholders to approve the United Heritage Corporation 2008 Equity Incentive Plan. A copy of the plan is appended to the proxy statement as Annex 1. The company intends to file a registration statement on form S-8 as soon as practicable after the annual meeting of shareholders to register the common stock included in the plan.

Also, by the time the definitive proxy statement is filed, the company will be able to include the information regarding the dollar value of the options and warrants, which it is in the process of computing.

The company is a controlled company, as that term is defined by section 4350(c)(5) of the Nasdaq Marketplace Rules.

United States Securities and Exchange Commission
January 18, 2008

Please do not hesitate to contact the undersigned with any questions or comments you have regarding this proxy statement. If you need to telephone me, my direct number is (707) 937-2059.

Very truly yours,

RICHARDSON & PATEL LLP

By:	/s/ Mary Ann Sapone
MARY ANN SAPONE